EXHIBIT 2.2

                                    Amendment
                                     to the
                            Stock Purchase Agreement

This STOCK PURCHASE AGREEMENT, dated April 1, 1996 between Compost America Holding Company, Inc. ("CAHC" or the "Purchaser"), a New Jersey Corporation, located at 350 Main Street, Suite 313, Doylestown, Pennsylvania, 18901.

                                       and

Robert F. Young, Jr. ("Seller"), with a mailing address of P.O. Box 295, Ramsey, New Jersey, 07446-0295

                                       and

American Soil, Inc. ("Company"), a New York Corporation with a mailing address of P.O. Box 295, Ramsey, New Jersey, 07446-0295

                                   Witnesseth:

Background: The Purchaser desires to extend the closing date of the December 4, 1995 STOCK PURCHASE AGREEMENT and to adjust certain terms and conditions of the STOCK PURCHASE AGREEMENT and the Seller desire the same which adjusted terms and conditions are hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree to the preceding and as follows:

          (a) The Purchaser paid to the Seller $37,500 upon execution of the December 4, 1995 Agreement which amount shall be nonrefundable;

          (b) The Purchaser paid to the Seller $12,500 upon execution of the December 4, 1995 Agreement which amount shall be refunded to the Purchaser within five (5) business days of the Closing Date if the Closing did not occur;

          (c) The Purchaser paid to Seller $125,000 upon the execution of this Amendment to the STOCK PURCHASE AGREEMENT dated April 1, 1996 which amount shall be non-refundable;

          (d) On or before the Closing Date, the Purchaser shall pay to Seller $310,000 or 85,000 shares of CAHC restricted common stock (substantially identical to that stock issued to Roger Tuttle and Robert Wortmann, a certificate for which is attached as Exhibit A hereto). The choice of receiving cash or stock shall be the exclusive decision of the Seller which shall be made on the Closing Date;

          (e) At the Closing of the Amendment to the STOCK PURCHASE AGREEMENT, the Purchaser shall make available to the Seller $150,000 for the payment of Company accounts payable liabilities or any other indebtedness (but excluding any liabilities arising under equipment leases described in Exhibit 3.1 of the December 4, 1995 Agreement or any trade payables or similar liabilities arising in the ordinary course of the Company's business in an amount not to exceed $35,000 during the thirty-day period preceding the Closing Date). Any and all remaining money, after all such liabilities have been resolved, shall be given to the Seller in Purchaser's stock, which shall be substantially identical to the stock represented by the certificate attached as Exhibit A hereto and have substantially identical rights, calculated by dividing the amount remaining by $5.00 per share, provided, however, that if on the Closing Date the Purchaser is not a publicly held company, the Seller may elect at his sole option to receive cash instead of the Purchaser's stock. The funds ($150,000) made available for the payment of accounts payable shall be non-refundable.

          Additionally, the Purchaser shall make the following payments:

          (f) The Purchaser shall pay to the Seller $125,000 on or before Closing into an escrow account to be held by the Escrow Agent for nine months for the payment by the Company of any accounts payable greater than $150,000 (but excluding any liabilities arising under equipment leases described in Exhibit 3.1 of the December 4, 1995 Agreement or any trade payables or similar liabilities arising in the ordinary course of the

Company's business in an amount not to exceed $35,000 during the thirty-day period preceding the Closing Date), for the payment of liabilities presently unknown and any environmental clean up that may be required by law. The Escrow Agent shall distribute any amount remaining at the end of such period to the Seller.

          (g) Up to 4,000 cubic yards of screened non-sludge compost per year, without charge, for the years 1996 through 1999, as Seller shall from time to time request for use only on research projects and not for commercial clients;

          (h) The Purchaser agrees to pay monthly operating expenses (including, but not limited to, payroll, rent, fuel, spare parts and repairs, accountants' fees and utilities) up to $30,000 per month for the months of April, May and June, 1996. Purchaser shall pay $30,000 per month payable to the Seller on the first day of each month beginning April 1, 1996. The Seller will maintain records of operating expenses during this period and three days prior to Closing the Seller will provide these records and reimburse the Purchaser with any surplus. Funds used for the Facility operating expenses are non-refundable.

          (i) All revenue earned from tip fees and compost sales in the months of April, May and June, 1996 shall be for the account of the Purchaser. All monies received pursuant to sales in these months, less any taxes payable by the Seller or the Company applicable to such sales, shall be held in escrow account for the Purchaser. Should the Purchaser not close on or before June 30, 1996, these revenues will be given to the Seller. During this three month period, the Purchaser will be allowed to work as a broker to provide acceptable organic waste to the Facility and to market compost;

          (j) The Purchaser, should it be required as determined by Robert Tardy and Robert Young, Jr., will pay the cost within seven (7) days of April 1, 1996 of additional stone, freight and bulldozer equipment up to a total fee of $19,250, which amount shall be non-refundable.

          (k) In Article 1.3, the date "January 18, 1996" is deleted and the following language is added to the end of Article 1.3: June 30, 1996 is the firm and final Closing Date. One-hundred thousand (100,000) shares of restricted common stock of Purchaser, which shall be substantially identical to the stock represented by the certificate attached as Exhibit A hereto and shall have substantially identical rights, will be issued in the name of Robert
F. Young, Jr. and will be placed in escrow as further guarantee of the closing. These shares will be placed in escrow no later than April 21, 1996. In the event that closing does not take place on or before June 30, 1996, these shares will become the possession of Robert F. Young, Jr. In the event that the Closing does take place on or before June 30, 1996, then the shares will be returned to the CAHC for cancellation.

          (l)  Article 2.3 is deleted in its entirety.


PURCHASER

COMPOST AMERICA HOLDING COMPANY, INC.

By: /s/ Roger Tuttle                                4/1/96
   -------------------------------     -------------------------------------
   Roger Tuttle, President                           Date


SELLER

By: /s/ Robert F. Young, Jr.                        4/1/96
   -------------------------------     -------------------------------------
   Robert F. Young, Jr.                               Date


COMPANY

AMERICAN SOIL, INC.

By: /s/ Robert F. Young, Jr.                        4/1/96
   -------------------------------     -------------------------------------
   Robert F. Young, Jr.                               Date